Filed by Digitas Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Modem Media, Inc.

Commission File No.: 333-118151

Forward-Looking Statements

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements regarding the acquisition of Modem Media by Digitas are all forward-looking statements. Risks, uncertainties and assumptions include: possible adjournment or postponement of the stockholders meetings; failure to satisfy conditions to closing of the merger, including receipt of Digitas stockholder approval and Modem Media stockholder approval; the risk that the benefits of Digitas’ acquisition of Modem Media will not be achieved or will take longer than expected; and other risks that are described from time to time in Digitas’ and Modem Media’s Securities and Exchange Commission (“SEC”) reports (including but not limited to Digitas’ Form 10-K for the fiscal year ended December 31, 2003, Modem Media’s Form 10-K for the fiscal year ended December 31, 2003, Digitas’ and Modem Media’s joint proxy statement/prospectus on Form S-4 filed with the Securities and Exchange Commission on August 12, 2004 and amended on September 10, 2004 and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Digitas’ or Modem Media’s results could differ materially from Digitas’ or Modem Media’s expectations in these statements. Digitas and Modem Media assume no obligation, and do not intend to update these forward-looking statements.

Additional Information and Where to Find It

On September 10, 2004, Digitas and Modem Media filed an amended registration statement on Form S-4 containing a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Investors and security holders are urged to read the Form S-4, the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and security holders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Digitas are available free of charge by contacting Digitas Investors Relations, Digitas Inc., Prudential Tower, Boston, Massachusetts 02199, (617) 867-1000, and documents filed with the SEC by Modem Media are available free of charge by contacting Modem Media Investor Relations, 230 East Avenue, Norwalk, Connecticut 06855, (203) 299-7000.

Participants in Solicitation

Digitas and Modem Media, and their respective directors, executive officers and other possible employees and advisors, may be deemed to be participants in the solicitation of proxies from the stockholders of Digitas and Modem Media in connection with the merger and related items. Information regarding the directors and executive officers of Digitas and their ownership of Digitas shares is set forth in the proxy statement for Digitas’ 2004 annual meeting of shareholders and the joint proxy statement/prospectus included in the Registration Statement on Form S-4 filed with the SEC on September 10, 2004. Information regarding the directors and executive officers of Modem Media and their ownership of Modem Media shares is set forth in the proxy statement for Modem Media’s 2004 annual meeting of shareholders and the joint proxy statement/prospectus included in the Registration Statement on Form S-4 filed with the SEC on September 10, 2004. Investors may obtain additional information regarding the interests of those participants by reading the joint proxy statement/prospectus.

INTEGRATEUpdate newsletter

Special Issue

News & Updates

As we approach the anticipated close of the merger next week, this special issue of Integrate Update was created to outline what you should expect. This will be an exciting week for Digitas and Modem Media. There are activities planned for the local Modem offices to welcome and help orient our colleagues to the Digitas Inc. family. Here is what you should expect:

Thursday, October 14

•	Both Digitas and Modem Media are scheduled to hold separate shareholder meetings to vote on the merger. The Modem Media shareholder meeting will be held at 9:00 a.m. EST in Stamford, Conn. The Digitas shareholder meeting will begin at 10:00 a.m. EST in Boston.

•	Following anticipated approval at each company’s shareholder meeting, the merger is expected to close the next day

Friday, October 15

•	Closing of the transaction

•	Press release likely to be issued midday

•	Distribution of a series of corporate and localized internal communications to welcome Modem Media into the Digitas Inc. family.

Week of October 18

•	“Town hall” style meetings held in each Modem Media office to orient all Modem Media employees to the new organization. A chance to meet with senior managers and openly discuss the merger.

•	Orientation sessions held for all Modem Media employees. Complete with an orientation binder and presentation on Modem Media and the Digitas Inc. family.

Company Web Sites to be Updated for October 15 – October 18

To support communication to our employees, our clients, and our shareholders, following the merger’s close, both Digitas and Modem Media will transitionally update the agencies’ Web sites. In 2005 we’ll be undertaking more substantive changes to the Web sites to incorporate broader positioning and brand changes, but in this initial phase, here is a list of what you can expect:

•	An update of the Digitas agency site to include planned revisions, as well as updates related to the merger. For example, the site will indicate that Digitas’ London and San Francisco offices have become Modem Media offices, and will provide individuals with the appropriate path to find contacts for those offices;

•	Updates for the Modem Media agency site that will include the migration or discontinuance of information related to the company’s prior status as a separate public company;

•	A new Digitas Inc. corporate site that will showcase the merger’s close and the pairing of two of the industry’s strongest digital and direct marketing companies. The corporate site will include a general architecture of the company, as well as specific information, such as Investor Relations content, associated with our public company status.

These interim changes are designed to provide up-to-date, factual information about the new organization. The changes have been made to support the needs of the many constituents who use our Web sites for content and contact.

The new corporate site URL, and the individual agency URLs, will be communicated in the press release announcing the completion of the merger.

And, for a short time after the close, visitors to either agency site will be redirected to a “splash” page that announces that we are now part of one family. This splash page will not only provide clear and center-stage links for visitors to be directed immediately back to the individual agency Web sites, but also display the strength of the Digitas Inc. family.

Coming Next Week in Integrate Update

•	We’ll be announcing the new Modem Media corporate structure and providing more details to support the anticipated close of the merger